UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 14A
                                (Rule 14a-101)


                   INFORMATION REQUIRED IN PROXY STATEMENT
                           SCHEDULE 14A INFORMATION


               Proxy Statement Pursuant to Section 14(a) of the
                       Securities Exchange Act of 1934
                              (Amendment No. 3)




Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X|  Preliminary Proxy Statement
|_|  Confidential, For Use of the
     Commission Only (as permitted by Rule 14a-6(e)(2))
|_|  Definitive Proxy Statement
|_|  Definitive Additional Materials
|_|  Soliciting Material Pursuant to ss.240.14a-12


                                   MCI, Inc.
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               (Name of Registrant as Specified in Its Charter)

                       Deephaven Capital Management LLC
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   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X|  No fee required.

|_|  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1) Title of each class of securities to which transaction applies:

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      (2) Aggregate number of securities to which transaction applies:

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      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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      (4) Proposed maximum aggregate value of transaction:

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      (5) Total fee paid:

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|_|  Fee paid previously with preliminary materials:

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|_|  Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

|_|  (1) Amount previously paid:

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|_|  (2) Form, Schedule or Registration Statement No.:

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|_|  (4)  Date Filed:

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


                               PRELIMINARY COPY
                            SUBJECT TO COMPLETION
                             DATED AUGUST 2, 2005


                      SPECIAL MEETING OF STOCKHOLDERS OF
                                  MCI, INC.

                            ---------------------

             PROXY STATEMENT OF DEEPHAVEN CAPITAL MANAGEMENT LLC

                            ---------------------

            This proxy statement and the enclosed GREEN proxy card are being furnished to you, the stockholders of MCI, Inc. ("MCI"), in connection with the solicitation of proxies by Deephaven Capital Management LLC ("Deephaven") for use at the special meeting of stockholders of MCI (the "Special Meeting"), and at any adjournments or postponements thereof, relating to the proposed merger involving Verizon Communications Inc. ("Verizon"), Eli Acquisition, LLC ("Eli") and MCI. Pursuant to this proxy statement, Deephaven is soliciting proxies from holders of shares of MCI common stock to vote AGAINST the proposal to adopt the proposed merger agreement and to approve the merger.

            MCI has not yet announced the date, time or location of the Special Meeting. We are soliciting proxies for use at the Special Meeting whenever and wherever it may be held.

                                * * * * * * *

            A proxy may be given by any person who held shares of MCI common stock on [__________], the record date for the Special Meeting (the "Record Date"). Whether or not you plan to attend the Special Meeting, you are urged to sign and date the enclosed GREEN proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GREEN proxy card even if you have already delivered any other proxy. Please do not return any proxy sent to you by MCI. If you have already returned a [____] proxy card sent to you by MCI, that card will be automatically revoked if you complete and return the enclosed GREEN proxy card. It is very important that you both sign and date your proxy card.

            This proxy statement is provided by Deephaven and not by the board of directors of MCI.

                                * * * * * * *

 This proxy statement and the enclosed GREEN proxy card are first being sent or given to stockholders of MCI on or about _____________, 2005.

                                     (i)

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                              TABLE OF CONTENTS


BACKGROUND OF THE DECISION TO OPPOSE THE PROPOSED MERGER

BACKGROUND OF DEEPHAVEN'S CONTACTS AND RELATIONSHIPS WITH OTHER PARTIES

REASONS TO VOTE AGAINST THE PROPOSED MERGER
CERTAIN INFORMATION REGARDING THE PROPOSED MERGER
CONSEQUENCES OF THE MCI-VERIZON MERGER NOT BEING COMPLETED
VOTING PROCEDURES
APPRAISAL RIGHTS
PROXY SOLICITATION AND EXPENSES
INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION OF PROXIES INFORMATION ABOUT MCI
OTHER MATTERS TO BE VOTED UPON
FUTURE STOCKHOLDER PROPOSALS
Annex A
Annex B


                                     (ii)

           BACKGROUND OF THE DECISION TO OPPOSE THE PROPOSED MERGER

     Deephaven is the manager of certain funds that beneficially own shares of MCI. Deephaven believes that the proposed merger between Verizon and MCI is not in the best interests of MCI stockholders because the proposed merger provides less total consideration to holders of MCI common stock than the last offer made by Qwest Communications International, Inc. ("Qwest") for MCI (see "Reasons to Vote Against the Proposed Merger" below). Specifically, according to the Verizon Registration Statement (No. 333-124008) on Form S-4 filed with the SEC on April 12, 2005, as amended by Pre-Effective Amendment No. 4, filed on July 20, 2005 (the "Verizon S-4"), the proposed merger provides that Verizon will pay $26 per share in merger consideration, while the last offer made by Qwest provided that Qwest would pay $30 per share in merger consideration. Deephaven further believes that the last offer made by Qwest would have provided MCI stockholders with a greater potential for share price appreciation in a combined entity because MCI stockholders would have represented a significantly larger percentage of total stockholders as a result of a merger with Qwest in comparison to their percentage representation as a result of the proposed merger with Verizon.

     On May 4, 2005, Qwest revoked its last offer for MCI made on April 21 (as modified on April 29) ("the Qwest Final Offer") and Deephaven has no knowledge that any offers are currently in existence for MCI other than the proposed merger with Verizon. There can be no assurance that another offer, from Qwest or any other person, will arise. Furthermore, even if another offer to purchase MCI does arise, there can be no assurance that the consideration then offered would be greater than the consideration currently being offered to MCI stockholders in the proposed merger with Verizon. If Deephaven's proxy solicitation against the Verizon merger is successful and the MCI-Verizon merger is not consummated, in addition to the other consequences described in "Consequences of the MCI-Verizon Merger Not Being Completed" below, holders of MCI common stock will receive no consideration for their shares and will continue to hold interests in MCI as a stand-alone company unless and until another offer for MCI is received and such transaction is consummated. Nonetheless, Deephaven believes that the Qwest Final Offer provides an indication of the value that, should the proposed merger with Verizon be voted down, could be realized by holders of MCI common stock if another offer to purchase MCI were to arise because Deephaven believes that the Qwest Final Offer is an indication of the price a willing buyer would pay for MCI. To that end, we are soliciting your proxy to vote AGAINST the proposed merger with Verizon.


   BACKGROUND OF DEEPHAVEN'S CONTACTS AND RELATIONSHIPS WITH OTHER PARTIES


     Deephaven, as an investment manager with over $3 billion in assets under management, has had various investments in securities of each of MCI and WorldCom Inc., Verizon and Qwest dating at least as far back as the late 1990s as part of its usual business activities. In connection with these investments, Deephaven has had regular conversations with management of each company as a typical part of monitoring its investment portfolio in the ordinary course of its business.

     Deephaven's conversations with MCI and Qwest management and their respective internal investor relations teams continued from time to time after Qwest submitted a written offer for MCI. During this time, Deephaven also had conversations with several of MCI's directors as well as with management and advisors for Verizon and Qwest. The conversations with each of MCI, Verizon and Qwest covered various topics, including the bidding process, operations, financial performance and considerations related to both Qwest's and Verizon's outstanding offers, including timing, required regulatory approvals, conditions, offer values and potential synergies. Deephaven also had conversations with Qwest during this time about a potential equity investment commitment in Qwest and, on April 20, 2005, Deephaven entered into two equity investment commitment letters with Qwest to purchase a total of $100 million of common equity of Qwest immediately prior to the closing of a merger between Qwest and MCI, subject to certain conditions. This commitment was terminated by letter to Deephaven on May 4, 2005, following Qwest's withdrawal of its offer for MCI.

     Since May 2, 2005, Deephaven had several discussions with Qwest's management. These discussions included topics such as the MCI board's decision to decline the Qwest Final Offer, Qwest management's strategy for the company going forward in light of the MCI board's decision, and Qwest's current capital structure, liquidity and operations. No agreements, arrangements or understandings between Deephaven and Qwest resulted from any

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

of these conversations. Furthermore, Deephaven has no knowledge of Qwest's future intentions with respect to MCI as a result of its communications with Qwest described herein or otherwise.


     As of June 13, 2005, Deephaven beneficially owned 16,118,185 shares of MCI common stock, 800,100 shares of Qwest common stock, and had a short position of 4,367,649 shares of Verizon common stock. In addition, as of June 13, 2005, Deephaven beneficially owned $194,453,656 in aggregate principal amount of MCI bonds and $78,887,000 in aggregate principal amount of Qwest bonds. See Annex A attached hereto. Deephaven may have interests that differ from the interests of other holders of MCI common stock, by virtue of its various investments, including Deephaven's current short position in Verizon common stock, its long position in Qwest common stock, the Qwest bonds it holds and its positions under certain swap agreements. If the price of Verizon common stock were to decrease for any reason or the price of Qwest or MCI stock were to increase for any reason, Deephaven may be in a position to benefit. However, Deephaven is soliciting proxies to vote against the merger with Verizon as a significant holder of MCI common stock and is acting based on its interests as a holder of MCI common stock. To the extent there is any benefit or detriment to the holders of MCI common stock as a result of the outcome of the vote regarding the potential MCI-Verizon merger, Deephaven would benefit or be harmed ratably with other MCI stockholders to the extent of its shares of MCI common stock. In such a case, however, Deephaven's loss may be offset to the extent its other investments were to increase in value.


                 REASONS TO VOTE AGAINST THE PROPOSED MERGER

     According to information provided in the Verizon S-4, MCI has engaged in discussions with several parties with respect to potential business combinations. MCI's discussions with certain bidders, such as Verizon and Qwest, have resulted in lengthy negotiations and the submission of multiple competing bids over a period of several months. The following are excerpts from the Verizon S-4 that Verizon has indicated provide a summary of events and discussions that constitute the "Background of the Merger." In particular, the excerpt below is the discussion in the Verizon S-4 of events and discussions beginning on April 21, 2005 and leading up to and through MCI's acceptance of Verizon's offer. MCI had engaged in negotiations with and had already received proposals for merger from both Verizon and Qwest when, on April 21, 2005, MCI received the Qwest Final Offer, which Verizon also describes in the Verizon S-4.

     The following excerpt was prepared by Verizon and is set forth in the "Background of the Merger" section of the Verizon S-4. Deephaven has no knowledge of the accuracy or completeness of the statements set forth in the "Background of the Merger" section of the Verizon S-4. The following excerpt is not complete and is qualified in its entirety by reference to the full text of the Verizon S-4.

          "On April 21, 2005, MCI received a revised proposal from Qwest. The revised proposal provided for total consideration per share of MCI common stock equal to: (i) up to $5.60 in cash in quarterly and special dividends (excluding the $0.40 per share dividend declared by MCI's board of directors on February 11, 2005); (ii) $10.40 in cash at closing; and (iii) 3.373 shares of Qwest common stock at closing. The revised proposal included the same potential downward purchase price adjustment based on certain MCI bankruptcy claims, including tax claims, and certain international tax liabilities as Qwest's prior proposal. The revised proposal also included the same
          'collar' mechanism as Qwest's prior proposal. [See
          'Background of the Merger,' page 50 of the Verizon S-4, for further discussion of the 'collar' mechanism.] In addition, at any time prior to the mailing of the proxy statement for the transaction, Qwest would have the option to substitute up to $1.2 billion in cash for up to $1.2 billion of the aggregate stock consideration. The non-financial terms of Qwest's proposal remained substantially the same as Qwest's prior proposal and it was also made in the form of an irrevocable offer subject to certain conditions. Qwest indicated that its revised proposal would be deemed revoked if MCI's board of directors did not inform Qwest prior to 5:00 p.m. EDT on April 23, 2005 that it had determined that Qwest's revised proposal was a superior proposal within the meaning of the Verizon merger agreement and had given notice to Verizon that it was prepared to make a change in recommendation in response to a superior

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          proposal from Qwest pursuant to the terms of
          the Verizon merger agreement. Pursuant to the terms of this irrevocable offer, Qwest was entitled to revoke the proposal under certain circumstances, including if MCI's board of directors did not inform Qwest prior to May 3, 2005 that it had notified Verizon pursuant to the Verizon merger agreement that it had made a change in its recommendation in response to a superior proposal made by Qwest and was recommending that [] MCI's stockholders vote against the Verizon merger agreement. The total stated amount of Qwest's proposal was $30.00 per share of MCI common stock (excluding the $0.40 per share dividend declared on February 11, 2005), based on Qwest's closing market price of $3.54 on the previous business day, which was 22 cents from the bottom of the range of the collar mechanism under that proposal. The closing market price of MCI common stock on the previous business day was $26.27. In subsequent discussions between Qwest's advisors and MCI's advisors, Qwest indicated that it was not prepared to entertain any changes to the terms of the proposed merger agreement and related documentation under Qwest's proposal with the exception of a change to the material adverse effect definition for purposes of the proposed merger agreement.

          "During the evening of April 21, 2005, MCI's board of directors, together with MCI's senior management and MCI's financial and legal advisors, met to discuss the terms of Qwest's revised proposal.

          "On April 22, 2005, MCI's board of directors held a meeting, which was attended by MCI's management and MCI's financial and legal advisors. MCI's financial advisors reviewed their financial analyses with respect to Qwest's revised proposal and the Verizon merger agreement. MCI's legal advisors advised MCI's board of directors on the terms of Qwest's revised proposal.

          "On the morning of April 23, 2005, there were discussions and information exchanges between MCI and Qwest regarding each company's respective first quarter results. Also that morning, MCI's board of directors held a meeting at which MCI's management and MCI's financial and legal advisors reviewed the terms of Qwest's revised proposal and the terms of the merger agreement with Verizon, and MCI's legal advisors advised MCI's board of directors regarding its legal duties and responsibilities. MCI's board of directors proceeded to discuss Qwest's revised proposal and the terms of the Verizon merger agreement, and compared Qwest's revised proposal with the terms of the Verizon merger agreement. In this regard, MCI's board of directors considered the range of values associated with Verizon's then current proposal and Qwest's then current proposal which, based on a number of valuation analyses performed by MCI's financial advisors with MCI's input, including three-year and five-year discounted cash flow analyses, trading value analysis and sum-of-the-parts analysis, it assessed to be between $22.75 and $28.70 for Verizon's then current proposal and between $22.50 and $33.45 for Qwest's then current proposal. In evaluating the range of values under Qwest's proposal, MCI's board of directors considered that, taking account of the risks and uncertainties associated with achieving those values described under 'MCI's Reasons for the Merger' [beginning on page 62 of the Verizon S-4], as compared with Verizon's proposal, the expected value to be received by MCI's stockholders at closing if MCI entered into a transaction with Qwest would more likely be at the lower end of the range rather than the higher end of the range. However, given that the difference in the lower end of the ranges of each proposal had significantly decreased and the difference in the higher end of the ranges had significantly increased in favor of Qwest's proposal, MCI's board of directors concluded that the potential rewards associated with Qwest's proposal outweighed the risks and uncertainties associated with it. [Former SEC Chairman Richard Breeden, appointed to oversee MCI as a corporate monitor by the United States District Court for the Southern District of New York ('Mr. Breeden')] stated that the process of MCI's board of directors that he had observed in considering the competing proposals from Verizon and Qwest had been a careful and detailed one in which MCI's board of directors had sought to evaluate both the potential value and the relative risks of those alternatives, including the risks associated with an extended period prior to closing.

          "Following these discussions, MCI's board of directors determined that Qwest's revised proposal constituted a superior proposal within the meaning of the Verizon merger agreement, taking into account all of the terms and conditions of Qwest's revised proposal and of the then-current Verizon merger agreement, as well as other factors deemed relevant by MCI's board of directors. MCI's board of directors also directed that notice be given to Verizon and Qwest of MCI's board of directors' determination as required by the terms of Qwest's offer. After the meeting, MCI informed Verizon of MCI's board of directors' determination and gave notice, pursuant to the terms of the Verizon merger agreement, that MCI's board of directors was prepared to change its current recommendation in favor of the then-current Verizon merger agreement. As a result of MCI's board of directors' determination and notice, under the terms of the Verizon merger agreement, if Verizon did not respond with a revised proposal on or prior to April 29, 2005 that was at least as favorable to MCI's stockholders as Qwest's proposal, MCI's board of directors would thereafter be able to change its current recommendation in favor of the then-current Verizon merger agreement. Under the terms of Qwest's irrevocable offer, MCI's board of directors had until May 3, 2005 to change its current recommendation in favor of the then-current Verizon merger agreement.

          "During the week of April 25, 2005, there were additional discussions between Qwest's advisors and MCI's advisors regarding Qwest's proposal, during which MCI's legal advisors sought improvements in certain terms of Qwest's proposal, including (i) to provide for restrictions with respect to Qwest's ability to substitute up to $1.2 billion in cash for up to $1.2 billion of the aggregate stock consideration, (ii) to provide that in the event MCI [was] not able to pay the full amount of the $5.60 special cash dividend after MCI stockholder approval of the proposed transaction, then the remainder would be paid by Qwest at closing and (iii) to provide for additional covenants relating to issuances of equity, the incurrence of indebtedness, the settlement of material litigation, and modifications or termination of the financing commitment letters by Qwest between signing and closing. On April 29, 2005, Qwest delivered to MCI a revised irrevocable offer with substantially equivalent financial and non-financial terms as its prior irrevocable offer, with some modifications to the non-financial terms, including the addition of restrictions with respect to Qwest's ability to substitute up to $1.2 billion in cash for up to $1.2 billion of the aggregate stock consideration. There were also additional due diligence meetings and information exchanges between MCI and Verizon regarding their respective first quarter results and other matters, and additional due diligence meetings and information exchanges between MCI and Qwest.

          "On April 27, 2005, representatives of Verizon informed [Greenhill & Co., LLC ('Greenhill')] that Verizon was considering making a revised proposal which would include: an increase in merger consideration (comprised of an increase in the minimum value of the stock portion of the consideration to $20.12, the elimination of the $2.75 cash payment at closing, and the retention of the $5.60 special cash dividend); an increase in the termination fee; and a

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          waiver for Verizon of restrictions under Section 203 of
          the [Delaware General Corporation Law (the 'DGCL')] and under MCI's stockholder rights plan to permit accumulations by Verizon of MCI's stock in excess of the current 15% limit. Verizon's representatives stated that any revised proposal would be subject to the confidentiality agreement executed by Verizon and MCI. Verizon's representatives also sought assurances that any revised proposal would have the unanimous support of MCI's board of directors. Additionally, as a part of its due diligence efforts, Verizon learned earlier in the week that a large number of MCI's most important business customers had recently expressed concerns about a transaction between MCI and Qwest. Verizon further learned that a number of these customers had requested the right to terminate their contracts with MCI in the event MCI were to be acquired by Qwest. As the week went on, Verizon became increasingly aware of the material effect that the customer issue might have on MCI's board of directors' determination, including MCI's board of directors' view that these customer concerns posed risks to the value of the Qwest transaction. Therefore, Verizon informed representatives of MCI that any revised proposal would be conditioned upon MCI including, in its press release to be issued in connection with the revised proposal, an accurate summary of the reasons for MCI's board of directors' determination to accept the revised proposal, including the material customer issues.

          "Later that day, MCI's board of directors held a meeting, which was attended by MCI's management and MCI's financial and legal advisors. MCI's management and MCI's financial and legal advisors reviewed with MCI's board of directors the status of the continuing discussions with Qwest and the anticipated revised proposal from Verizon. MCI's board of directors directed MCI's management and advisors to negotiate the terms of Verizon's anticipated revised proposal, including to seek an improvement in the financial terms and the elimination of the terms relating to an increase in the termination fee, the waiver under MCI's stockholder rights plan and Section 203 of the DGCL, and the condition relating to the scope of MCI's press release.

          "MCI's management and MCI's advisors subsequently engaged in discussions with Verizon's advisors regarding the terms of Verizon's anticipated revised proposal. As a result of these discussions, Verizon agreed to make certain improvements in the financial terms of its revised proposal and to eliminate from its proposal the requirements for an increase in the termination fee and a waiver under MCI's stockholder rights plan and Section 203 of the DGCL. However, Verizon reiterated that its revised proposal was conditioned upon the requirement that MCI's press release address the customer concerns referred to above, and rejected most other changes in the terms of the merger agreement that had been sought by MCI.

          "At a meeting of Verizon's board of directors on April 29, 2005, Verizon's management discussed developments relating to the MCI merger, including the declaration of the April 21, 2005 Qwest bid as a superior proposal. Verizon's financial and legal advisors also attended the meeting. Verizon's management reviewed proposed changes to the consideration and terms under which MCI would merge with Verizon. Verizon's board of directors authorized management to present a revised proposal to MCI.

          "On April 29, 2005, MCI received a formal revised proposal from Verizon, which was stated to be subject to the confidentiality agreement executed by Verizon and MCI. Under the terms of Verizon's revised proposal, at the effective time and as a result of the merger, each share of MCI common stock

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          would be converted into the right to receive the number of shares of Verizon common stock equal to the greater of (i) 0.5743, and (ii) the quotient obtained by dividing $20.40 by the average of the volume weighted averages of the trading prices of Verizon common stock, as these prices are reported on the NYSE Composite Transactions Tape, for each of the 20 trading days ending on the third trading day immediately preceding the closing of the merger. In addition, in accordance with the terms of the merger agreement then currently in effect: Verizon would have the option to elect to pay additional cash instead of issuing additional shares over the stated exchange ratio; the merger consideration would remain subject to a potential downward purchase price adjustment for certain MCI bankruptcy claims, including tax claims as well as certain international tax liabilities (for a description of these bankruptcy claims and international tax liabilities, see 'The Merger Agreement--Potential Downward Purchase Price Adjustment for Specified Liabilities' on page 108 [of the Verizon S-4]); and MCI's board of directors would, except to the extent prohibited by applicable law or covenants in certain existing indentures, declare and pay a special cash dividend in an amount up to $5.60 per share minus the per share amount of any dividend declared by MCI between February 14, 2005 and the closing of the merger. Following receipt of Verizon's revised proposal, MCI's advisors engaged in discussions with Verizon's advisors regarding the terms of the proposal, including the condition as to the topics to be covered by MCI's press release (to address, among other things, certain customer concerns Verizon learned about through its due diligence efforts). The total stated amount of Verizon's proposal was $26.00 per share of MCI common stock (excluding the $0.40 per share dividend declared by MCI's board of directors on February 11, 2005). The closing market price of MCI common stock on the previous business day was $26.59.

          "On April 30, 2005, MCI's board of directors held a meeting, which was attended by MCI's management and MCI's financial and legal advisors. MCI's financial advisors reviewed their financial analyses with respect to Qwest's revised proposal and the proposed amended Verizon merger agreement. MCI's legal advisors advised MCI's board of directors on its legal duties and responsibilities, the terms of Verizon's revised proposal, and the modifications to Qwest's April 21, 2005 offer as reflected in the revised offer materials received on April 29, 2005. MCI's board of directors directed MCI's management and legal advisors to engage in further discussions with Verizon regarding the press release.

          "On May 1, 2005, MCI's board of directors held a meeting, which was attended by MCI's management and MCI's financial and legal advisors. At this meeting, MCI's management and MCI's legal advisors updated MCI's board of directors on the status of discussions with Verizon regarding the press release and reviewed with MCI's board of directors a form of press release that had been prepared by MCI's management and MCI's legal advisors. After the meeting, MCI and Verizon engaged in further discussions regarding the press release.

          "In the evening on May 1, 2005, MCI's board of directors held another meeting, which was attended by MCI's management and MCI's financial and legal advisors. At this meeting, the form of an amendment to the merger agreement and form of MCI press release were presented to MCI's board of directors. MCI's management and MCI's financial and legal advisors reviewed the terms of Verizon's revised proposal and the terms of Qwest's latest proposal, and MCI's legal advisors advised MCI's board of directors on its legal duties and responsibilities. Under the terms of the amendment, the merger consideration would be increased in accordance with Verizon's April 29, 2005

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          formal revised proposal. In addition, Verizon would agree
          to vote any shares of MCI common stock held by it in favor of the merger agreement, so long as MCI's board of directors was recommending adoption of the merger agreement. The total stated amount of Verizon's proposal was $26.00 per share of MCI common stock (excluding the $0.40 per share dividend declared by MCI's board of directors on February 11, 2005). The closing market price of MCI shares of common stock on the previous business day was $26.53.

          "MCI's board of directors proceeded to discuss the revised proposals of Verizon and Qwest, and compared Verizon's revised proposal with the terms of Qwest's proposal. In this regard, MCI's board of directors considered the range of values associated with Verizon's then current proposal and Qwest's then current proposal which, based on a number of valuation analyses performed by MCI's financial advisors with MCI's input, including three-year and five-year discounted cash flow analyses, trading value analysis and sum-of-the-parts analysis (including a downside sensitivity analysis with respect to Qwest's proposal performed at the direction of MCI, as described under 'Analyses of MCI's Financial Advisors' [beginning on page 71 of the Verizon S-4] with respect to the Qwest proposal, which was substantially similar to the downside sensitivity analyses performed at the direction of MCI with respect to Qwest's earlier proposals), it assessed to be between $24.60 and $32.35 for Verizon's then current proposal and between $22.35 and $33.45 for Qwest's then current proposal. In evaluating the range of values under Qwest's proposal, MCI's board of directors considered that, taking account of the risks and uncertainties associated with achieving those values described under 'MCI's Reasons for the Merger' [beginning on page 62 of the Verizon S-4], as compared with Verizon's proposal, the expected value to be received by MCI's stockholders at closing if MCI entered into a transaction with Qwest would more likely be at the lower end of the range than the higher end of the range. MCI's board of directors also discussed the form of the press release relating to Verizon's proposal. After this discussion, representatives of Greenhill, [J.P. Morgan Securities Inc. ('JPMorgan')] and [Lazard Freres & Co. LLC ('Lazard')] rendered to MCI's board of directors its oral opinion with respect to the Verizon transaction that as of May 1, 2005, and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth in the opinion, the merger consideration and the special cash dividend to be issued and paid to MCI's stockholders in connection with the Verizon merger agreement, as amended pursuant to the revised proposal, is fair from a financial point of view to the MCI stockholders. Mr. Breeden stated that the process of MCI's board of directors that he had observed in considering the competing proposals from Verizon and Qwest had been a careful and detailed one in which MCI's board of directors had sought to evaluate both the potential value and the relative risks of those alternatives, including the risks associated with an extended period prior to closing. For a[n] . . . analysis of the factors MCI's board of directors considered in making its determinations and weighing the proposals from Verizon and Qwest, see 'The Merger--MCI's Reasons for the Merger' beginning on page 62 [of the Verizon S-4], and 'Analyses of MCI's Financial Advisors' beginning on page 71 [of the Verizon S-4].

          "Following these discussions, MCI's board of directors unanimously determined that the Verizon merger agreement, and the transactions contemplated by the Verizon merger agreement, were advisable, fair and in the best interests of MCI's stockholders, and more favorable to MCI's stockholders than Qwest's latest proposal, and voted unanimously to approve the Verizon merger agreement and to recommend that MCI's stockholders approve and adopt the merger agreement with Verizon. MCI's board of directors also approved the form of press release announcing its determination. After MCI's board of directors meeting, Verizon and MCI executed the amendment to the merger agreement. Before the opening of the U.S. financial markets on May 2, 2005, MCI issued a press release announcing the terms of the proposed amendment. The same day, Qwest announced that it would no longer continue in the process.

          "On May 4, 2005, Qwest's legal counsel delivered a letter to MCI which stated that Qwest had revoked its latest offer and that such offer was of no further force or effect."

     (See "Background of the Merger," pages 53-57 of the Verizon S-4.)

     The foregoing discussion was prepared by Verizon and is set forth in the "Background of the Merger" section of the Verizon S-4. The foregoing discussion is an excerpt, is not complete and is qualified in its entirety by reference to the full texts of the Verizon S-4. Deephaven has no knowledge of the accuracy or completeness of the statements set forth in the Verizon S-4 or any other filing or statement of MCI, Verizon or Qwest.

     Deephaven believes a combination with Qwest under the terms and conditions of the revoked Qwest Final Offer, as described in the Verizon S-4, would be in the interests of MCI and its stockholders. Deephaven currently intends to vote its 16,118,185(1) shares representing approximately 4.96%(2) of the outstanding MCI shares, based on MCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, AGAINST the Verizon merger. Deephaven has no knowledge of Qwest's plans or intentions, however, to engage in a merger combination with MCI in the event that the merger with Verizon is voted down, and there can be no assurance that Qwest will make another bid for MCI or what the terms of such bid, if any, might be. For that reason and unless circumstances change, as of the date of this proxy statement, the decision that stockholders of MCI will be making at the Special Meeting is whether to enter into a merger with Verizon or, alternatively, remain as a stand-alone company. Furthermore, even if Qwest were to make another bid for MCI, there is no assurance that MCI's board of directors would accept the terms of such bid. However, Deephaven believes that the Qwest Final Offer is indicative of the value of MCI that could be realized by holders of MCI common stock, if the proposed merger with Verizon is voted down and if another offer to purchase MCI arises, because the Qwest Final Offer was an indication of the price a willing buyer would pay for MCI.

              CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

     The Verizon S-4 states in the letter to MCI stockholders from the Chief Executive of MCI that, if the proposed merger with Verizon were consummated, MCI common stockholders would:

          "receive consideration that will be worth $20.40 per share if there are no upward or downward adjustments. The merger consideration may be increased by up to $5.60 per share to the extent MCI has not paid MCI stockholders a special cash dividend of $5.60 per share prior to the closing of the merger. More particularly:

          o The merger agreement provides that after MCI's stockholders approve the merger, MCI will declare and pay a special cash dividend of up to $5.60 per share (reduced by the amount of any other dividends declared by MCI from the date of [MCI's] proxy statement . . . until the payment of the special cash dividend). If MCI pays less than the full amount, the remainder will be paid out by Verizon as cash merger consideration, without interest, at the closing of the merger. If Verizon pays any shortfall in the special cash dividend, stockholders will receive that amount later than if MCI paid the special cash dividend in full.


-----------------------
(1) Shares beneficially owned as of June 13, 2005.
(2) Percentage as of June 13, 2005.

          o In addition, at the closing of the merger, each share of MCI common stock that you hold will be converted into the right to receive 0.5743 shares of Verizon common stock. If the average trading price for Verizon's common stock is less than $35.52 over the 20 trading days ending on the third trading day prior to closing, you will have the right to receive additional Verizon common stock or cash (at Verizon's option) in an amount sufficient to assure that, prior to any reduction under the potential downward purchase price adjustment, the merger consideration is at least $20.40 per share.

          o The merger consideration you will receive may be decreased since it is subject to a potential downward purchase price adjustment based upon the amount of certain liabilities of MCI, which include MCI bankruptcy claims, including tax claims, as well as certain international tax liabilities. For a description of these bankruptcy claims and international tax liabilities, see 'The Merger Agreement - Potential Downward Purchase Price Adjustment for Specified Liabilities' on page 108 [of the Verizon S-4]. Under the purchase price adjustment mechanism, the full amount of the merger consideration is at risk.

          "If there is no downward purchase price adjustment and Verizon chooses not to issue additional shares in the event that Verizon's average stock price during the measurement period is less than $35.52 per share, then Verizon will issue approximately 164.4 million shares of common stock in connection with the merger for a total value to MCI's stockholders (not including shares beneficially owned by Verizon), including the special cash dividend, of approximately $7.4 billion and, after the merger, MCI's former stockholders (not including shares beneficially owned by Verizon) will own approximately 5.6% of Verizon's outstanding common stock.

          "[MCI] cannot determine now, and, at the time of the MCI stockholders' meeting, [MCI] will not be able to determine, the value of the aggregate merger consideration, the number of Verizon shares you will receive in the merger and the ratio of stock to cash you will receive in the merger, because:

          o The special cash dividend will not be paid until after the MCI stockholders approve the merger at the MCI stockholders' meeting;

          o The average of the trading prices for Verizon's common stock over the measurement period cannot be determined until the third business day before the closing of the merger; and

          o The estimated amount of the liabilities which will determine whether there will be a downward purchase price adjustment will not finally be determined until the closing of the merger."

     (See Letter to MCI Stockholders from the Chief Executive of MCI attached to the Verizon S-4.)

          CONSEQUENCES OF THE MCI-VERIZON MERGER NOT BEING COMPLETED

      In the event that the Agreement and Plan of Merger, dated as of February 14, 2005, as amended, among MCI, Verizon and Eli is not adopted and approved by a majority of holders of shares of MCI common stock at the Special Meeting, either MCI or Verizon will have the right to terminate the agreement. If the merger agreement is terminated, MCI will not become a subsidiary of Verizon pursuant to such merger agreement and MCI may remain a stand-alone company. Under Delaware law, MCI stockholder approval is necessary to close the merger with Verizon and a vote of the MCI stockholders against the MCI-Verizon merger will result in MCI remaining a stand-alone company. If Deephaven's proxy solicitation against the Verizon merger is successful and the MCI-Verizon merger is not consummated, in addition to the other consequences described in "Background of the Decision to Oppose the Merger" above, holders of MCI common stock will receive no consideration for their shares and will continue to hold interests in MCI as a stand-alone company unless and until another offer for MCI is received and such transaction is consummated.

      Additionally, according to the Verizon S-4, "[b]ecause the special cash dividend will accelerate MCI's payment of cash to the MCI stockholders, if the merger does not close, payment of the special cash dividend may have negative consequences for MCI, including decreasing MCI's remaining available cash for future needs and increasing MCI's vulnerability in the event of adverse economic conditions. MCI has significant cash needs for debt service, settlement of bankruptcy claims and other matters as described in MCI's Annual Report on Form 10-K for the year ended December 31, 2004." (See "Risk Factors Relating to the Merger," page 29 of the Verizon S-4.) "[The failure of the merger to occur] could adversely affect MCI's business operations because of the competitive pressures and risks in the telecommunications industry, as well as the challenges of achieving profitability after its recent history of declining revenue. . . . If Verizon and MCI are unable to close the merger,
MCI would continue to be exposed to the general competitive pressures and risks in the communications industry described in MCI's Annual Report on Form 10-K for the year ended December 31, 2004 which has been filed with the SEC and which is incorporated by reference in this proxy statement and prospectus, which could be increased if certain of the other mergers in the communications industry announced in late 2004 and early 2005 are consummated, strengthening the competitive position of some of MCI's competitors." (See "Risk Factors Relating to the Merger," page 30 of the Verizon S-4.)

      Furthermore, MCI may have to pay termination fees as a result of the termination of the merger agreement among MCI, Verizon and Eli. A vote by MCI's stockholders against the proposed merger with Verizon, will not, however, in and of itself result in MCI paying a termination fee to Verizon. According to page 122 of the Verizon S-4:

          "MCI will pay Verizon a $240 million termination fee, and reimburse Verizon for up to $10 million in expenses, if the merger agreement is terminated under the following circumstances:

          o Verizon terminates because MCI or its representatives breach the no solicitation provisions of the merger agreement;

          o Verizon terminates because MCI's board of directors fails to recommend the merger or changes its recommendation, or fails to recommend that the stockholders reject a competing tender offer;

          o MCI terminates because it decides to enter into an agreement whose terms constitute a superior proposal or as a result of an intervening event (provided that Verizon has not exercised its option to require MCI to cause a special meeting of the MCI stockholders to be held to consider approval of the merger);

          o the MCI stockholders fail to approve the merger, if, with respect to the termination fee (but not with respect to the expense reimbursement, which MCI is required to pay if the MCI stockholders fail to approve the merger), 12 months after the termination of the merger agreement, MCI enters into a definitive agreement to consummate the transactions contemplated by the takeover proposal; or

          o Verizon terminates because MCI breaches its obligations (i) to call a stockholders' meeting of MCI's stockholders as soon as reasonably practicable after the proxy statement and prospectus becomes effective and (ii) to solicit proxies in favor of the adoption of the merger agreement and approval of the merger, subject to MCI's board of directors' right to change its recommendation to MCI's stockholders. See 'The Merger Agreement--Changes in MCI's Recommendation' beginning on page 116 [of the Verizon S-4]."

     (See "Termination Fee," page 122 of the Verizon S-4.)

     MCI's board of directors does have a right to change its recommendation to MCI's stockholders to vote in favor of a merger with Verizon. According to page 116 of the Verizon S-4:

          "MCI's board of directors may change its recommendation to its stockholders in favor of the adoption of the merger agreement and approval of the merger in response to a superior proposal or an intervening event (as described below) if MCI's board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would be reasonably expected to result in a breach of its fiduciary duties to the MCI stockholders.

          "An 'intervening event' is an event that was not known to MCI's board of directors as of February 14, 2005, which MCI's board of directors becomes aware of prior to the adoption of the merger agreement and approval of the merger by a majority of the shares of MCI's outstanding common stock and which causes MCI's board of directors to conclude in good faith, after consultation with its outside legal and financial advisors, that its failure to effect a change in MCI's recommendation would be reasonably likely to result in a breach of its fiduciary duties to the MCI stockholders under applicable law.

          "Additionally, MCI's board of directors may not change its recommendation unless:

          o MCI's board of directors has first provided prior written notice to Verizon of its intention to change its recommendation in response to a superior proposal or an intervening event. In the case of a superior proposal, the notice will include the most current version of any written agreement relating to the transaction that constitutes the superior proposal, and, in the case of an intervening event will include information describing the intervening event in reasonable detail; and

          o Within five business days after the receipt of the notice referred to above (or, if later, three business days after a material modification of a takeover proposal), Verizon does not make a proposal that MCI's board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the MCI stockholders as the superior proposal or obviates the need for a change in its recommendation as a result of the intervening event.

          "The parties have agreed that during the five-day period prior to effecting a change in MCI's board of directors' recommendation, MCI will negotiate in good faith with Verizon regarding any revisions Verizon proposes to the terms of the merger contemplated by the merger agreement. Notwithstanding any change in MCI's board of directors' recommendation, MCI may not terminate the merger agreement for that reason except in the circumstance described [in 'Termination of the Merger Agreement,' pages 121-122 of the Verizon S-4] and Verizon will have the option to cause
          [] MCI's board of directors to submit the merger agreement to the MCI stockholders for the purpose of adopting the merger agreement and approving the merger. If Verizon exercises this option, Verizon will not be entitled to terminate the merger agreement as a result of the changed recommendation. If Verizon fails to exercise this option, MCI may terminate the merger agreement provided that MCI pays the $240 million termination fee to Verizon prior to termination and reimburses Verizon for up to $10 million of its expenses. See 'The Merger Agreement--Termination of the Merger Agreement' beginning on page 121 [of the Verizon S-4] for a more detailed discussion of the termination of the merger agreement."

     (See "Changes in MCI's Recommendation," page 116 of the Verizon S-4.)

     Deephaven has no knowledge of the accuracy or completeness of the statements set forth in the "Risk Factors Relating to the Merger," "Termination Fee" or "Changes in MCI's Recommendation" sections of the Verizon S-4. The preceding excerpts were prepared by Verizon and are set forth in the "Risk Factors Relating to the Merger," "Termination Fee" and "Changes in MCI's Recommendation" sections of the Verizon S-4, are not complete and are qualified in their entirety by reference to the full text of the Verizon S-4 and certain statements released by the applicable parties.

                              VOTING PROCEDURES

     To vote AGAINST the proposed merger at the Special Meeting, please sign and date the enclosed GREEN proxy card and return it to D. F. King & Co., Inc. ("King") in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

How do I vote in person if I am a record holder?

     If you are a stockholder of record of MCI common stock on the Record Date, you may attend the Special Meeting and vote in person, and your vote will cancel any prior proxy.

How do I vote by proxy if I am a record holder?

     To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, we must receive your proxy as soon as possible, but in any event prior to the Special Meeting. You may vote your shares without submitting a proxy to us if you vote in person or submit a proxy to the secretary of MCI.

What if I am not the record holder of my shares?

     If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it as the record holder can give a proxy with respect to your shares. You may have received either a GREEN proxy card from the record holder (which you can complete and send directly to King) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GREEN proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which shares are held. You should complete, sign, date and return each GREEN proxy card and voting instruction card you receive.

     You may also receive a [____] proxy or voting instruction card which is being solicited by the MCI board of directors. We urge you to discard any [____] proxy or voting instruction cards sent to you by MCI. If you have previously signed a [____] proxy or voting instruction card sent by MCI, we urge you to sign, date and promptly mail the enclosed GREEN proxy card or voting instruction card for the Special Meeting, which will revoke any earlier dated proxy or voting instruction cards solicited by the MCI board of directors that you may have signed. It is very important that you date your proxy. It is not necessary to contact MCI for your revocation to be effective.

     If you do not have record ownership of your shares and want to vote in person at the Special Meeting or if you are voting for someone else at the Special Meeting, you may obtain a document called a "legal proxy" from the record holder of the shares or such other person and bring it to the Special Meeting, or otherwise submit your legal proxy by telephone.

     If you need assistance, please contact our solicitor, King, by telephone at 800-488-8095.

What should I do if I receive a proxy card from MCI's management?

     Discard it. Proxies on the [____] proxy card are being solicited by MCI's management. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the [____] proxy card or follow any voting instructions provided by MCI, because only your latest-dated proxy will be counted.

     If you have already sent a [____] proxy card to MCI and voted in favor of the proposed merger, you may revoke it and vote against the proposed merger simply by signing, dating and returning the enclosed GREEN proxy card.

What if I want to revoke my proxy or change my voting instructions?

     If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so by:

     o delivering a later-dated proxy to either King or the secretary of MCI; or

     o delivering a written notice of revocation to either King or the secretary of MCI; or

     o    voting in person at the Special Meeting.

     If you hold your shares in "street name," meaning that your shares are held in the name of a broker, bank or other nominee, you may change your vote by:

     o    submitting new voting instructions to your broker or nominee; or

     o attending the Special Meeting and voting in person or by submitting your proxy by telephone, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.

     If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of MCI or by submitting new voting instructions to your broker or nominee, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation, proxy or new voting instructions or by calling King at 800-488-8095. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the Special Meeting, should I still submit a proxy?

     Whether you plan to attend the Special Meeting or not, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the Special Meeting and vote.

Who can vote?

     You are eligible to vote or to execute a proxy only if you owned MCI common stock on the Record Date for the Special Meeting. According to page 2 of the Verizon S-4, "[o]nly holders of record of MCI common stock on the record date are entitled to receive notice of and to vote at the special meeting of MCI stockholders. Each share of MCI common stock is entitled to one vote."

     Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the Record Date or vote those shares in person even if you no longer own those shares. Based upon MCI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 9, 2005, 325,238,536 shares of MCI common stock were issued and outstanding at the close of business on April 30, 2005.

How many votes do I have?

     With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of MCI common stock owned by you on the Record Date. Based on documents publicly filed by MCI, MCI has no outstanding voting securities other than its common stock.

How will my shares be voted?

     If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a signed GREEN proxy card to King without instructions, your shares will be voted AGAINST the proposed merger (see Item 1 on the GREEN proxy card). Submitting a signed GREEN proxy card without instructions will also entitle Deephaven to vote your shares in accordance with their discretion on matters not described in this proxy statement that Deephaven does not know, a reasonable time before this solicitation, are to be presented to the meeting and that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting (see Items 2 and 3 on the GREEN proxy card).

     If MCI stockholders holding shares of MCI common stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker "non-votes" (as defined under "What is a quorum and why is it necessary?" below).

     Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the Record Date by the person who submitted it.

     If you give a proxy on the accompanying GREEN proxy card, your shares will be voted against any proposal to postpone or adjourn the Special Meeting if such proposal is made to facilitate the proposed merger, provided you either vote FOR Item 3 or fail to specify an instruction with respect to Item 3 of the enclosed GREEN proxy card.

What is a quorum and why is it necessary?

     A quorum of stockholders is necessary to have a valid meeting of MCI stockholders. A majority of the shares of MCI common stock issued and outstanding and entitled to vote on the Record Date must be present in person or by proxy at the MCI Special Meeting in order to establish a quorum. [_________] shares of common stock of MCI constitute a majority as of the Record Date [according to the joint proxy statement/prospectus of Verizon and MCI contained in the Verizon S-4, as filed by Verizon on [__________], 2005, which states that approximately [_________] shares of MCI common stock were issued and outstanding on the Record Date for the Special Meeting.] Abstentions and broker "non-votes" count as present for establishing the quorum described above. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. According to page 137 of the Verizon S-4, MCI intends to adjourn or postpone the Special Meeting to solicit additional proxies if a quorum is not present at the Special Meeting.

What vote is required to approve each proposal and how will votes be counted?

     The following information has been taken from the preliminary joint proxy statement/prospectus of MCI and Verizon contained on pages v and vi of the Verizon S-4:

          "The approval of [the MCI] proposal, and therefore the
          closing of the merger, requires the affirmative vote of
          the holders of a majority of the outstanding shares of MCI common stock . . . .

          "If you do not return your proxy card, submit your proxy by telephone or through the Internet or vote in person at the special meeting of MCI stockholders, it will be more difficult for MCI to obtain the necessary quorum to hold the special meeting of MCI stockholders.

          "Your failure to vote or your abstention from voting will have the same effect as a vote against the adoption of the merger agreement and the approval of the merger. Brokers holding shares of MCI common stock as nominees who do not receive instructions from the beneficial owners of those shares of MCI common stock will not have discretionary authority to vote those shares of MCI common stock. Therefore, your failure to provide voting instructions to your broker will also have the same effect as a vote against the adoption of the merger agreement and approval of the merger . . . .

          "A broker non-vote will be counted towards a quorum at the special meeting of MCI stockholders, [and] will have the same effect as a vote against the proposal to adopt the merger agreement and approve the merger."

     (See "QUESTIONS AND ANSWERS FOR MCI STOCKHOLDERS ABOUT THE MERGER AND THE APPROVAL OF THE MERGER," pages v and vi of the Verizon S-4.)

     Although the Verizon S-4 permits votes to be submitted through the Internet, Deephaven will not be accepting proxies submitted through the Internet.

Can the meeting be adjourned or postponed?

     Article I, Section 6 of MCI's By-Laws, adopted on April 19, 2004 (the "MCI By-Laws"), provides that if a quorum is not present (in person, by proxy or by remote communication, if applicable), "the holders of a majority [of the issued and outstanding shares of MCI common stock on the Record Date] so present or represented or the presiding officer of the meeting . . . , may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained." Article I, Section 4 of the MCI By-Laws provides that written notice of all meetings, including any special meetings, shall be mailed or delivered to each stockholder entitled to vote at the meeting and that notice of any special meeting "shall state in general terms the purpose or purposes for which the meeting is to be held."

     According to page 137 of the Verizon S-4, "[y]ou will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or the Internet, or if you vote in person at the [S]pecial [M]eeting of MCI stockholders."

How can I receive more information?

      If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call King at 800-488-8095.

                               APPRAISAL RIGHTS

      The following information is taken from the Verizon S-4, as identified below:

          "Under Section 262 of the DGCL, the stockholders of MCI will be entitled to appraisal rights if they are required under the terms of the merger agreement to accept cash (other than cash in lieu of fractional shares) for their shares. Under the terms of the merger agreement, MCI stockholders will receive cash for their stock if less than the full amount of the special cash dividend is paid by MCI, or if Verizon exercises its right to reduce the exchange ratio to an amount no less than 0.5743 and pay a per share cash amount instead. MCI stockholders will need to take steps to effect their appraisal rights prior to knowing whether a per share cash payment will be payable in connection with the merger.

          "If MCI stockholders are entitled to appraisal rights, then MCI stockholders who do not vote in favor of the merger, and who otherwise comply with the provisions of Delaware law described below, may pursue an appraisal remedy for the fair value of their shares of MCI common stock. Determination of 'fair value' is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. MCI stockholders who elect to exercise appraisal rights must comply with all of the procedures to preserve those rights. A copy of Section 262 of the DGCL, which sets forth the appraisal rights, is attached as Annex E to [the joint proxy statement/prospectus of Verizon and MCI contained in the
          Verizon S-4] . . . .

          "Section 262 of the DGCL sets forth the procedures a stockholder requesting appraisal must follow. These procedures are complicated and must be followed completely. If you fail to comply with these procedures, you may lose any appraisal rights you may have. The following summary of the required procedures is qualified in its entirety by the provisions of Section 262 of the DGCL. Please review Section 262 of the DGCL for the complete procedures. Neither Verizon nor MCI will give you any notice of your appraisal rights other than as described in [the joint proxy statement/prospectus of Verizon and MCI contained in the Verizon S-4] and as required by the DGCL."

      (See "Appraisal Rights," page 97 of the Verizon S-4.)

          "General requirements. Section 262 of the DGCL generally requires the following:

          o Written demand for appraisal. You must deliver a written demand for appraisal to MCI before the vote is taken at the special meeting of MCI stockholders. This written demand for appraisal must be separate from the proxy. In other words, failure to return the proxy or returning the proxy with a notation on it will not alone constitute demand for appraisal. Similarly, a vote against the merger will not satisfy your obligation to make written demand for appraisal. You should read the paragraphs below for more details on making a demand for appraisal.

          o Refrain from voting for the merger proposal. In connection with exercising your appraisal rights, you must not vote in favor of the adoption of the merger agreement and approval of the merger. If you return a properly executed proxy or otherwise vote in favor of the adoption of the merger agreement and approval of the merger, your right to appraisal will terminate, even if you previously filed a written demand for appraisal. You do not have to vote against the adoption of the merger agreement and approval of the merger in order to preserve your appraisal rights.

          o Continuous ownership of shares of MCI common stock. You must continuously hold your shares of MCI common stock from the date you make the demand for appraisal through the closing of the merger.

          "Requirements for written demand for appraisal. A written demand for appraisal of MCI common stock is effective only if it is signed by or for the stockholder of record who owns the shares of MCI common stock at the time the demand is made. The demand must be signed in the same way as the stockholder's name appears on its stock certificate(s). If you are a beneficial owner of MCI common stock but not a stockholder of record, you must have the stockholder of record for your shares of MCI common stock sign a demand for appraisal on your behalf. If you own shares of MCI common stock through a bank or broker, who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of your shares must be made by or on behalf of the depository nominee and must identify the depository nominee as a record holder. . . . If you are a record owner, such as a broker, who holds MCI common stock as a nominee for others, you may exercise a right of appraisal with respect to the shares of MCI common stock held for one or more beneficial owners, while not exercising that right for other beneficial owners. As the record owner, you should specify in the written demand the number of shares of MCI common stock as to which you wish to demand appraisal. If you do not specify the number of shares of MCI common stock, we will assume that your written demand covers all of the shares of MCI common stock that are in your name. . . .

          "MCI stockholders should address the written demand to MCI, Inc., 22001 Loudoun County Parkway, Ashburn, Virginia 20147, Attention: corporate secretary. It is important that MCI receive all written demands before the vote on the merger is taken. . . . The written demand for
          appraisal should specify the stockholder's name and mailing address, the number of shares of MCI common stock owned, and that the stockholder is thereby demanding appraisal of the stockholder's shares of MCI common stock.

          "Written notice. Within 10 days following the closing of the merger, MCI must notify in writing to each stockholder who has fully complied with the conditions of Section 262 of the DGCL that the merger has closed. Except as required by law, MCI will not notify stockholders of any dates by which appraisal rights must be exercised."

     (See "Appraisal Rights," page 98 of the Verizon S-4.)

          "Petition with the Chancery Court. Within 120 days following the closing of the merger, either MCI or any stockholder who has complied with the conditions of
          Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the Chancery Court determine the value of the shares of MCI common stock held by all of the stockholders who
          are entitled to appraisal rights . . . .

          "Withdrawal of demand. If you change your mind and decide you no longer want an appraisal, you may withdraw your demand for appraisal at any time within 60 days following the closing of the merger by sending written notice to the corporate secretary of MCI. You may also withdraw your demand for appraisal after 60 days following the closing of the merger, but only with the written consent of MCI. If you withdraw your demand for appraisal, you will be entitled to receive the merger consideration provided in the merger agreement.

          "Request for appraisal rights statement. If you have complied with the conditions of Section 262 of the DGCL, you will be entitled to receive a statement from MCI setting forth the number of shares of MCI common stock for which appraisal rights have been exercised and the number of stockholders who own those shares of MCI common stock. In order to receive this statement, you must send a written request to [the] corporate secretary of MCI within 120 days following the closing of the merger. Following the merger, MCI will have 10 days after receiving a request to mail the statement to the stockholder.

          "Chancery Court procedures. If you properly file a petition for appraisal in the Chancery Court and deliver a copy of the petition to MCI, MCI will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal and have not reached an agreement with MCI as to the value of their shares of MCI common stock. The Chancery Court will then send notice to all of the stockholders who have demanded appraisal. If the Chancery Court decides it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the DGCL and whether they are entitled to appraisal under that section. The Chancery Court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Chancery Court's directions, you may be dismissed from the proceeding.

          "Appraisal of shares of MCI common stock. After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of MCI common stock. To determine the fair value of the shares of MCI common stock, the Chancery Court will consider all relevant factors except for any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares of MCI common stock, it will direct MCI to pay that value to the stockholders who are entitled to appraisal. The Chancery Court can also direct MCI to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. In order to receive the fair value for your shares of MCI common stock, you must surrender your stock certificates to MCI.

          "The Chancery Court could determine that the fair value of shares of MCI common stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive more than, the same as, or less than the amount of consideration that you otherwise would have received under the merger agreement. The Delaware Supreme Court has stated that 'proof of value by any technique or methods that are generally considered acceptable in the financial community and otherwise admissible in court' should be considered in the appraisal proceedings."

     (See "Appraisal Rights," page 99 of the Verizon S-4.)

          "Loss of stockholder rights. If you demand appraisal, following the closing of the merger you will not be entitled to:

          o vote your shares of MCI common stock, for any purpose, for which you have demanded appraisal;

          o receive payment of dividends or any other distribution with respect to your shares[] of MCI common stock except for dividends or distributions, if any, that are payable to holders of record as of a record date before the closing of the merger; or

          o receive the payment of the consideration provided for in the merger agreement.

          "However, you can receive the merger consideration if a petition for an appraisal is not filed within 120 days following the closing of the merger, or if you deliver to MCI a written withdrawal of your demand for an appraisal indicating your acceptance of the merger. Your withdrawal must be delivered to MCI either within 60 days following the closing of the merger or with the written consent of MCI. As explained above, these actions will also terminate your appraisal rights. However, an appraisal proceeding in the Chancery Court cannot be dismissed without the Chancery Court's approval. The Chancery Court may condition its approval upon any terms that it deems just."

     (See "Appraisal Rights," page 100 of the Verizon S-4.)

     Page 16 of the Verizon S-4 further states that "[f]ailure to comply with the procedures described in Annex E [of the joint proxy statement/prospectus of Verizon and MCI contained in the Verizon S-4] will result in the loss of appraisal rights. We urge you to read carefully the text of Section 262 [of the DGCL] governing appraisal rights and to consult your legal advisor."

                       PROXY SOLICITATION AND EXPENSES

     Proxies may be solicited by mail, telephone, telefax, newspapers and other publications of general distribution and in person.

     In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Deephaven will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

     Deephaven has retained King to solicit proxies in connection with the Special Meeting. King may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 50 people in its efforts. Deephaven has agreed to reimburse King for its reasonable expenses, to indemnify it against certain losses, costs and expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the fees payable to King in connection with this proxy solicitation will not exceed $250,000.

     Deephaven has not engaged any financial advisor in connection with this proxy or the solicitation of proxies in connection with the Special Meeting.

     In addition to the costs related to the engagement of King, costs related to our solicitation of proxies include expenditures for printing, postage, legal services, public relations and other related items. Total expenditures are expected to be approximately $[______]. The entire expense of this proxy solicitation is being borne by Deephaven.

      INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION OF PROXIES

     Deephaven is a participant in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws. Information concerning Deephaven is set forth in Annex A to this proxy statement and is incorporated into this proxy statement by reference.

                            INFORMATION ABOUT MCI

     Based upon information provided in the Verizon S-4, the mailing address of the principal executive offices of MCI is: MCI, Inc., 22001 Loudoun County Parkway, Ashburn, Virginia 20147, telephone 703-886-5600.

     Annex B to this proxy statement sets forth information obtained from MCI's public filings related to the beneficial ownership of MCI common stock and is incorporated in this proxy statement by reference.

     Except as otherwise noted herein, the information in this proxy statement concerning MCI has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Deephaven has no knowledge of the accuracy or completeness of statements taken from public documents and records that were not prepared by Deephaven or on its behalf, or for any failure by Verizon or MCI to disclose events that may affect the significance or accuracy of such information.

                        OTHER MATTERS TO BE VOTED UPON

     We are not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting or any adjournment or postponement of the Special Meeting, the person named as proxy holder, Deephaven, will have discretion to act on those matters, provided you vote FOR Items 2 and 3 on the enclosed GREEN proxy card. Proxies to be voted against the proposed merger will not be used by Deephaven to vote in favor of an adjournment of the Special Meeting of MCI stockholders for purposes of soliciting additional votes in favor of the proposed merger, provided you either vote FOR Item 3 or fail to specify an instruction with respect to Item 3 of the enclosed GREEN proxy card.

                         FUTURE STOCKHOLDER PROPOSALS

     The following information concerning the requirements for submitting shareholder proposals for inclusion in MCI's proxy statement for MCI's next annual meeting was taken from the Definitive Proxy Statement filed by MCI on April 20, 2005 (the "MCI Proxy"), page 24:

          "[The MCI By-Laws] require stockholders who intend to nominate directors or propose new business at any [a]nnual [m]eeting to provide advance notice of such intended action as well as certain additional information. The [MCI By-Laws also] require[] stockholders to provide [MCI] with notice of their intent to nominate directors or propose new business at an [a]nnual [m]eeting not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's [a]nnual [m]eeting; provided, however, that in the event that the date of the [a]nnual [m]eeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder is required to give notice of their intent to nominate directors or propose new business not less than 90 days or more than 120 days prior to the date of the [a]nnual [m]eeting or on the 10th day following the day on which public announcement of the date of such [a]nnual [m]eeting is first made by [MCI].

          "In addition, in accordance with federal securities laws, proposals to be submitted by stockholders for consideration at [MCI's] next [a]nnual [m]eeting and inclusion in MCI's 2006 Proxy Statement must be received by MCI at its executive offices in Ashburn, Virginia, not later than January 16, 2006."

     (See "Date for Submission of Stockholder Proposals for 2006 Annual Meeting," page 24 of the MCI Proxy.)

                                  * * * * * *

     Questions or requests for additional copies of this proxy statement should be directed to:

                            D. F. King & Co., Inc.
                                48 Wall Street
                              New York, NY 10005

                                 800-488-8095

                               Preliminary Copy
                  Subject to Completion, dated August 2, 2005


                                                                       Annex A

           INFORMATION CONCERNING DEEPHAVEN CAPITAL MANAGEMENT LLC
            AND OTHER PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS
                       IN THIS SOLICITATION OF PROXIES

     Deephaven is a participant in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws. As described above, Deephaven has retained King to solicit proxies. (See "Proxy Solicitation and Expenses" above.) Deephaven is a wholly owned subsidiary of Knight Capital Group, Inc., a publicly traded company listed on NASDAQ.


Interests of Persons Who Are or May Be Deemed to Be Participants in the Solicitation

     Deephaven has direct and indirect beneficial ownership of shares of common stock of MCI, Verizon and Qwest. (See "Beneficial Ownership of MCI, Verizon and Qwest Common Stock by Persons Who Are or May Be Deemed to Be Participants in the Solicitation" below.)

     Additionally, as of June 13, 2005, Deephaven has the following beneficial ownership interest in bonds of both MCI and Qwest:

     MCI:    $194,453,656 aggregate principal amount
     Qwest:  $78,887,000 aggregate principal amount

     Deephaven may at any time buy or sell shares of common stock of MCI or engage in any other strategic transaction in connection with its ownership of such shares, including, without limitation, commencing a consent solicitation to remove and replace members of the board of directors of MCI. However, Deephaven has not yet determined whether to commence such consent solicitation and has not yet identified replacements for such members of the board of directors.


Beneficial Ownership of MCI, Verizon and Qwest Common Stock by Persons Who Are or May Be Deemed to Be Participants in the Solicitation(3)

     1. As of June 13, 2005, Deephaven had beneficial ownership of MCI common stock as follows:

          Number of shares beneficially owned: 16,118,185(4)

     2. As of June 13, 2005, Deephaven had beneficial ownership of Verizon common stock as follows:

          Number of shares beneficially owned: None. Deephaven has an aggregate short position of 4,367,649 shares.

     3. As of June 13, 2005, Deephaven had beneficial ownership of Qwest common stock as follows:

          Number of shares beneficially owned: 800,100

--------------
(3) All positions are net positions across all of Deephaven's various funds and reflect positions held long and short as well as positions held under swap agreements. Deephaven has the right to vote the number of shares identified below as beneficially owned by it.
(4) This amount includes all the MCI common stock beneficially owned by Deephaven as of June 13, 2005 under Rule 13d-3 of the Securities Exchange Act of 1934.

                               Preliminary Copy
                  Subject to Completion, dated August 2, 2005


                                                                       Annex B

                      COMMON STOCK OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

      The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of April 2, 2005 (60 days after January 31, 2005) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the table below.

      According to page 6 of the MCI Proxy filed by MCI on April 20, 2005, the following table "sets forth the beneficial ownership of MCI's Common Stock as of January 31, 2005 to (1) each person or entity who is known by [MCI] to hold 5% or more of its voting Common Stock, (2) each member of [MCI's] Board of Directors, (3) each of [MCI's] named executive officers and (4) all directors and executive officers as a group. Each such stockholder has sole voting and investment power over the shares listed opposite his or her name except as set forth in the footnotes hereto." The following table is reprinted from the MCI Proxy or the Verizon S-4 filed on July 20, 2005 where indicated.

                          BENEFICIAL OWNERSHIP TABLE



                                                                         Amount and Nature
                                                                           of Beneficial
                                                                             Ownership         Percentage
                                                                            (Shares of             of
Name of Beneficial Owner                                                   Common Stock)        Class(1)
-------------------------------------------                             -------------------    -----------

Carlos Slim Helu and associates(2)                                          43,447,684           13.52%
Dennis R. Beresford                                                              5,048                *
Robert T. Blakely(3)                                                           145,651                *
Fred M. Briggs, III(3)                                                          64,111                *
Michael D. Capellas(3)                                                         772,125                *
Daniel Casaccia(3)                                                              59,807                *
Jonathan C. Crane(3)                                                            64,816                *
Daniel Crawford(3)                                                              14,736                *
W. Grant Gregory                                                                 3,834                *
Judith Haberkorn                                                                 3,834                *
Elizabeth Hackenson(3)                                                          12,719                *
Laurence E. Harris                                                               3,617                *
Nancy M. Higgins(3)                                                             47,665                *
Eric Holder                                                                      3,401                *
Wayne E. Huyard(3)                                                              85,588                *
Nicholas deB. Katzenbach                                                         5,332                *
Anastasia D. Kelly(3)                                                           69,493                *
Mark A. Neporent                                                                 3,339                *
Clarence B. Rogers, Jr.                                                          4,876                *
Eric Slusser(3)                                                                 25,595                *
Grace Chen Trent(3)                                                             46,926                *
All directors and current executive officers as a group (20 persons)         1,442,513                *

--------------------------------
 *  Less than one percent

"(1)Based on 321,324,758 shares of Common Stock issued and outstanding as of January 31, 2005."

    (See page 6 of the MCI Proxy.)

"(2)The shares of MCI Common Stock held by Carlos Slim Helu and his associates are based upon the Form 13D filed with the SEC on March 3, 2005. As described in Amendment No. 1 to such Form 13D filed with the Securities and Exchange Commission on April 11, 2005, on April 9, 2005, Carlos Slim Helu and his associates entered into a stock purchase agreement with [Verizon] and Eli Acquisition, LLC, a wholly owned subsidiary of Verizon (the 'Verizon Stock Purchase Agreement'), providing for the sale to Verizon of all of the shares of MCI Common Stock held by Carlos Slim Helu and his associates."

    (See page 6 of the MCI Proxy.)

    Furthermore, according to page 15 of the Verizon S-4:

          "[o]n April 9, 2005, Verizon entered into a stock purchase agreement, sometimes referred to as the stock purchase agreement, with eight entities associated with Mr. Carlos Slim Helu, sometimes referred to as the selling group, to acquire approximately 43.4 million shares of MCI common stock from the selling group. . . . On May 17, 2005,
          Verizon closed the transaction contemplated by the stock purchase agreement and acquired approximately 43.4 million shares of MCI common stock from the selling group. . . .
          Verizon [then] transferred the shares of MCI common stock it had purchased to a trust established pursuant to an agreement between Verizon and the DOJ . . . , and a trust agreement between Verizon and Dick Thornburgh as trustee. . . ."

    (See page 15 of the Verizon S-4.)

"(3)All shares of MCI Common Stock were granted to the executive on April 20, 2004 pursuant to the MCI, Inc. 2003 Restricted Stock Plan. All executive officers received additional shares of restricted stock on February 28, 2005, which are not reflected in this table."

    (See page 6 of the MCI Proxy.)

                                   MCI, INC.




                               PRELIMINARY COPY
                            SUBJECT TO COMPLETION
                             DATED AUGUST 2, 2005



                 PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS

       THIS PROXY IS SOLICITED BY DEEPHAVEN CAPITAL MANAGEMENT LLC AND
                  NOT BY THE BOARD OF DIRECTORS OF MCI, INC.



      The undersigned stockholder of MCI, Inc. hereby appoints [INSERT NAMES & TITLES OF INDIVIDUALS WHO WILL ACT AS PROXIES], and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Special Meeting of Stockholders of MCI, Inc. and at any adjournment or postponement thereof, with authority to vote all shares which the undersigned is entitled to vote in accordance with the directions indicated herein.

      Receipt of the proxy statement is hereby acknowledged.

      This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted AGAINST item (1) and FOR items (2) and (3) on the reverse side.

SEE REVERSE SIDE

               (Continued and to be signed on the reverse side)

DEEPHAVEN CAPITAL MANAGEMENT LLC RECOMMENDS YOU VOTE "AGAINST" ITEM (1) AND "FOR" ITEMS (2) AND (3) BELOW.

1. Adopt and approve the Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc., as amended as of March 4, 2005 and March 29, 2005, and as may be amended from time to time.

                 For |_|         Against |_|     Abstain |_|


2. In their discretion with respect to such other business unknown a reasonable time before the date of the Verizon S-4 as properly may come before the special meeting or any adjournments or postponements thereof.

                 For |_|         Against |_|     Abstain |_|


3. In their discretion with respect to a postponement or adjournment to permit further solicitation of proxies for the merger.

                 For |_|         Against |_|     Abstain |_|




------------------------------------------------------------------------------




Please sign exactly as name(s) appear on this proxy.

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, personal representative, trustee or guardian, please give full title as such. If a corporation, please sign by an authorized officer, with title and full corporate name. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Special Meeting of Stockholders of MCI, Inc., and any adjournment or postponement thereof.


DATED _____________________________, 2005


_________________________________________       ________________________________
Signature of shareholder or                     Signature (if held jointly)
authorized officer or representative


_________________________________________
Title/Authority